UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA celebrates its 10th anniversary as a

publicly listed company

OMA carried out its Initial Public Offering on the Mexican and Nasdaq stock markets on November 29, 2006

Mexico City, Mexico, November 30, 2016—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), celebrated its 10th Anniversary as a publicly-listed company on the Mexican Stock Exchange (Bolsa Mexicana de Valores) and the Nasdaq Stock Market in New York.

During this decade, OMA has grown in an integrated manner by pursuing different initiatives to develop the connectivity of the cities where it operates, to develop quality airport infrastructure, and to improve the passenger experience. OMA is doing so while following sustainability principles in order to promote economic, social, and environmental equilibrium.

OMA celebrated its anniversary by ringing the opening bell this morning at the Mexican Stock Exchange. Diego Quintana, Chairman of OMA’s Board, and Porfirio González, OMA’s CEO, presided at the ceremony.

“For OMA the decisive factors have been to adopt clear principles and carry through with our commitments in the management of airports. We have been able to prosper in the face of a complex, demanding enviroment and constant change in the air transportation sector, and also to contribute to Mexico’s economic development and growth,” said Mr. Quintana.

“The results we’ve achieved thus far show OMA’s ability to transform ideas and the needs of clients into integral solutions. Our commitments to our shareholders and the provision of the quality services that our clients demand have borne fruit in this initial period, winning trust in our value proposition. We are commited to continue to rise to the challenge for excellence that characterizes the Group,” added Mr. González.

OMA will continue to carry out actions that have a positive impact on the destinations where it operates, stimulating commerce, industry, and tourism by offering airport services with infrastructure and installations of quality, providing the conditions necessary for the development of air connectivity and services for the transportation of passengers and goods.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

• Webpage http://ir.oma.aero

• Twitter http://twitter.com/OMAeropuertos

• Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Vicsaly Torres Ruiz
Vicsaly Torres Ruiz
Chief Financial Officer

Date: November 30, 2016